UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Executive Officer

On March 13, 2026, Ibrahima Tall resigned (the “Resignation”) as Chief Executive Officer of Namib Minerals (the “Company”) but will remain a director of the Company. Mr. Tall’s decision did not involve any disagreement with the board of directors of the Company, or the Company’s management, operations, policies or practices. In connection with the Resignation, Mr. Tall and the Company entered into a settlement agreement which provides that, among other things, Mr. Tall will release the Company from any and all claims relating to Mr. Tall’s employment with the Company, Mr. Tall will receive a cash payment of $834,416.50 and an equivalent dollar amount in ordinary shares, par value $0.0001 per share, of the Company based on the 10-day VWAP, resulting in 255,722 shares, and all of Mr. Tall’s outstanding Restricted Stock Units will vest, effective March 13, 2026.

The Board has appointed Tulani Sikwila to serve as the Company’s Chief Executive Officer, in addition to his role as Chief Financial Officer, with effect from March 13, 2026.

This report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	General Counsel

Date: March 18, 2026

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